

Contact: **Richard A. Peabody**
            Vice President and
            Chief Financial Officer
            (214) 343-7812

Romacorp, Inc. Announces Refinancing of Credit Facility

Dallas, Texas, December 31, 2002 — Romacorp, Inc. today announced that it has entered into a new $25.0 million credit agreement with GE Capital Franchise Finance to replace the previous agreement with another lender. The new credit facility will expire in December 2012 and includes annual reductions in the maximum borrowing capacity ranging from $1.75 million in the first year up to $3.25 million in later years. The new facility is secured by substantially all of the assets of Romacorp, Inc. and its subsidiaries.

Romacorp, Inc. operates and franchises Tony Roma's restaurants, the world's largest casual dining restaurant chain specializing in ribs. The Company currently operates 55 restaurants and franchises 204 restaurants in 29 states and 26 foreign countries and territories.

Forward-Looking Comments

Statements which are not historical facts contained herein are forward-looking statements that involve estimates, risks and uncertainties, including but not limited to: consumer demand and market acceptance risk; the level of and the effectiveness of marketing campaigns by the Company; training and retention of skilled management and other restaurant personnel; the Company's ability to locate and secure acceptable restaurant sites; the effect of economic conditions, including interest rate fluctuations, the impact of competing restaurants and concepts, new product introductions, product mix and pricing, the cost of commodities and other food products, labor shortages and costs and other risks detailed in filings with the Securities and Exchange Commission.

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